

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 21, 2010

Neev Nissenson
Chief Financial Officer
Phoenix International Ventures, Inc.
61B Industrial Parkway
Carson City, Nevada 89706

      RE: Phoenix International Ventures, Inc.
              Form 10-K for the Year Ended December 31, 2008
              Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009
              and September 30, 2009
              File No. 333-140257

Dear Mr. Nissenson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief